CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Commodity Linked Capital Protected Notes due 2010	$6,539,000	$256.98

December 2008 Pricing Supplement No. 813 Registration Statement No. 333-131266 Dated December 19, 2008 Filed pursuant to Rule 424(b)(2)
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Commodities

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold
The notes are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the prospectus supplement for commodity-linked capital protected notes and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on whether the underlying commodity has appreciated at all, subject to the maximum payment at maturity.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$6,539,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	December 19, 2008
Original issue date:	December 29, 2008 (5 business days after the pricing date)
Maturity date:	December 29, 2010
Principal protection:	100% at maturity
Interest:	None
Underlying commodity:	Gold
Payment at maturity:	$1,000 + supplemental redemption amount (if any), subject to the maximum payment at maturity.
Supplemental redemption amount:	$1,000 x gold performance x participation rate; provided that the supplemental redemption amount will not be less than zero and will not be more than $290.
Participation rate:	100%
Maximum payment at maturity:	$1,290 per note (129% of the stated principal amount)
Gold performance:	(final gold price – initial gold price) / initial gold price
Gold price:
On any day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market on such date.

Initial gold price:	$835.75, which is the gold price on the pricing date.
Final gold price:	The gold price on the determination date
Determination date:	December 21, 2010, subject to postponement for certain market disruption events
CUSIP:	617482DJ0
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note	100%	2.0%	98.0%
Total	$6,539,000	$130,780	$6,408,220

(1)      For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK. IN ADDITION, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the prospectus supplement for commodity-linked capital protected notes and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on the increase, if any, in the price of gold. Investors will not receive more than the maximum payment at maturity of $1,290 (129% of the stated principal amount) for each note that they hold at maturity. The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
December 19, 2008	December 29, 2008 (5 business days after the pricing date)	December 29, 2010 (subject to postponement as described below)
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Underlying commodity:	Gold
Interest:	None
Principal protection:	100% at maturity
Payment at maturity:	$1,000 + supplemental redemption amount (if any), subject to the maximum payment at maturity.
Supplemental redemption amount:	$1,000 times gold performance times participation rate; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	100%
Maximum payment at maturity:	$1,290 per note (129% of the stated principal amount)
Gold performance:	(final gold price – initial gold price) / initial gold price
Gold price:
On any day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market on such date.

Initial gold price:	$835.75, which is the gold price on the pricing date.
Final gold price:	The gold price on the determination date
Determination date:	December 21, 2010, subject to postponement for certain market disruption events.
Postponement of maturity date:
If, due to a market disruption event or otherwise, the determination date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the determination date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

December 2008	Page 2

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482DJ0
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the notes is a rate of 6.5933% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,138.5377 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2008	$0.1831	$0.1831
January 1, 2009 through June 30, 2009	$32.9725	$33.1556
July 1, 2009 through December 31, 2009	$34.0595	$67.2151
January 1, 2010 through June 30, 2010	$35.1823	$102.3974
July 1, 2010 through the Maturity Date	$36.1403	$138.5377

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor Trustee to JPMorgan Chase Bank, N.A.)
Agent:	MS & Co.
Calculation agent:	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, hedged our anticipated exposure in connection with the notes by taking positions in futures and/or options contracts on gold and in other instruments related to gold listed on major securities markets.  We and our affiliates may trade in gold during the term of the notes as part of our proprietary trading businesses.  We cannot give any assurance that our hedging or trading activity will not affect the final price of gold and, therefore, such hedging or trading activity could adversely affect the value of the notes and the amount of cash you will receive at maturity.  For further information,

December 2008	Page 3

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.
ERISA:	See “ERISA” in the accompanying prospectus supplement for commodity-linked capital protected notes.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for commodity-linked capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

December 2008	Page 4

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

Payment at Maturity

At maturity, investors will receive $1,000, plus the supplemental redemption amount (if any) for each note they hold, subject to the credit risk of Morgan Stanley. Investors will not receive more than the maximum payment at maturity of $1,290 for each note they hold at maturity.

If the gold performance is:	The supplemental redemption amount will be:
Greater than zero	$1,000 x gold performance x 100%
Less than or equal to zero	$0. Investors will only receive $1,000 at maturity.

Best Case Scenario	▪	The price of gold increases in value and, at maturity, the notes redeem for the maximum payment at maturity of $1,290 (129% of the stated principal amount).
Worst Case Scenario	▪	The price of gold depreciates or does not appreciate, and the notes redeem for the stated principal amount at maturity. This assumes the investment is held to maturity.

Note:

Investors will receive 100% of any gold price appreciation up to the maximum payment at maturity of $1,290 per note.

If the gold performance is zero or negative, investors will only receive the stated principal amount at maturity.

All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

See “Hypothetical Payout on the Notes” for an example of how to calculate the payment at maturity.

December 2008	Page 5

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the stated principal amount of $1,000 plus a supplemental redemption amount, if any, subject to the maximum payment at maturity of $1,290 per note (129% of the stated principal amount). The supplemental redemption amount is calculated on the determination date as follows:

(i) $1,000 times (ii) the gold performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than zero and will not be more than $290.

Example:

The hypothetical final gold price is 10% greater than the initial gold price.

Initial gold price:	835.75
Hypothetical final gold price:	919.325
Maximum payment at maturity:	$1,290 per note
Participation rate:	100%
Supplemental redemption amount per note:	$1,000 x [(919.325 – 835.75) / 835.75] x 100% = $100
Total payment at maturity per note:	$1,000 (stated principal amount) + $100 (supplemental redemption amount) = $1,100

The table below illustrates the hypothetical payment at maturity (including, where relevant, the payment of the supplemental redemption amount), subject to the maximum payment at maturity, for a hypothetical range of gold performance. The table does not cover the complete range of possible payouts at maturity.

If the gold performance would result in a supplemental redemption amount that is greater than $290, you would nonetheless receive only the maximum payment at maturity of $1,290 per note, or 129% of the stated principal amount.

All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

Gold performance	Final gold price	Stated principal amount	Supplemental redemption amount	Payment at maturity	Percent return on $1,000 note
40%	1,170.05	$1,000	$290	$1,290	29%
30%	1,086.475	$1,000	$290	$1,290	29%
29%	1,078.1175	$1,000	$290	$1,290	29%
20%	1,002.90	$1,000	$200	$1,200	20%
10%	919.325	$1,000	$100	$1,100	10%
5%	877.5375	$1,000	$50	$1,050	5%
0%	835.75	$1,000	$0	$1,000	0%
–5%	793.9625	$1,000	$0	$1,000	0%
–10%	752.175	$1,000	$0	$1,000	0%
–20%	668.60	$1,000	$0	$1,000	0%
–30%	585.025	$1,000	$0	$1,000	0%
–40%	501.45	$1,000	$0	$1,000	0%

December 2008	Page 6

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in gold.

The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the section entitled “Risk Factors” beginning on page S-15 of the prospectus supplement for commodity-linked capital protected notes.

▪
No periodic interest payments and the return on your investment in the notes may be less than the amount that would be paid on conventional debt securities issued by us with similar maturities.  The terms of the notes differ from ordinary debt securities in that no periodic interest will be paid.  The supplemental redemption amount is variable and may equal zero.  Unless the gold price increases sufficiently over the term of the notes, the overall return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity issued by us.  The payment of the supplemental redemption amount, if any, and the return of the stated principal amount of the notes at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The notes may not pay more than the stated principal amount at maturity.  Because the supplemental redemption amount is variable and may equal zero, you may receive only the stated principal amount of $1,000 for each note you hold at maturity, subject to the credit risk of Morgan Stanley.

▪	Your appreciation potential is limited. The appreciation potential of the notes is limited by the maximum payment at maturity of $1,290 per note, or 129% of the stated principal amount.

▪
The notes are subject to the credit risk of Morgan Stanley, and its credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to the credit risk of Morgan Stanley and to changes in the market's view of Morgan Stanley’s creditworthiness. Any decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

▪
Market price may be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the gold price at any time including on the determination date; the volatility (frequency and magnitude of changes in value) of gold; trends of supply and demand for gold; geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the market for gold and which may affect the final price of gold; interest and yield rates in the market; the time remaining until the notes mature; and any actual or anticipated changes in our credit ratings or credit spreads.  Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.

▪
The return on the notes is linked to a single commodity, and the price of gold may change unpredictably and affect the value of the notes in unforeseeable ways.  Investments, such as the notes, linked to the prices of commodities, such as gold, are considered speculative and the prices for commodities such as gold may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in gold and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters.  These factors may affect the price for gold and the value of your notes in varying and potentially inconsistent ways.

The price of gold to which the return on the notes is linked is the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery.  Specific factors affecting the daily fixing price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and

December 2008	Page 7

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market.  It is not possible to predict the aggregate effect of all or any combination of these factors.

▪
There are risks relating to trading of commodities on the London Bullion Market Association.  Gold is traded on the London Bullion Market Association which we refer to as the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices commodities trading on the LBMA.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

▪
Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  The payment at maturity on the notes is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index.  The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

▪
The notes will not be listed and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.  MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect other market makers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.  The full return of your principal will be provided only if you hold the notes to maturity, subject to the credit risk of Morgan Stanley.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests.  The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  As calculation agent, MSCG has determined the initial gold price and will determine the final gold price and calculate the amount of cash you will receive at maturity.  Determinations made by MSCG, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the gold price in the event of a market disruption event, may affect the payout to you at maturity.

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes.  The affiliates through which we hedge our obligations under the notes expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

December 2008	Page 8

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

▪
Hedging and trading activity by MS & Co. and other affiliates could potentially adversely affect the value of the notes.  MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the notes, including trading in futures contracts and/or options contracts on gold, and in other instruments related to gold.  MS & Co. and some of our other subsidiaries also trade gold and other financial instruments related to gold on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities during the term of the notes could potentially affect the gold price and, accordingly, the amount of cash you will receive at maturity.

December 2008	Page 9

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

Historical Information
The following table sets forth the published high and low daily fixing prices of gold, as well as end-of-quarter prices of gold for each quarter in the period from January 1, 2003 through December 19, 2008.  The related graph following the table sets forth the daily fixing prices of gold for the same period.  The price of gold on December 19, 2008 was $835.75.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The initial gold price and final gold price will be determined with reference to the afternoon fixing price of gold published by the London Gold Market on the pricing date and determination date, respectively, rather than the prices published by Bloomberg Financial Markets on such dates.  The historical prices of gold should not be taken as an indication of future prices, and no assurance can be given as to the price of gold on the determination date.

Gold (in U.S. dollars per troy ounce)	High	Low	Period End
2003
First Quarter	382.10	329.45	334.85
Second Quarter	371.40	319.90	346.00
Third Quarter	390.70	342.50	388.00
Fourth Quarter	416.25	370.25	416.25
2004
First Quarter	425.50	390.50	423.70
Second Quarter	427.25	375.00	395.80
Third Quarter	415.65	387.30	415.65
Fourth Quarter	454.20	411.25	435.60
2005
First Quarter	443.70	411.10	427.50
Second Quarter	440.55	414.45	437.10
Third Quarter	473.25	418.35	473.25
Fourth Quarter	536.50	456.50	513.00
2006
First Quarter	584.00	524.75	582.00
Second Quarter	725.00	567.00	613.50
Third Quarter	663.25	573.60	599.25
Fourth Quarter	648.75	560.75	632.00
2007
First Quarter	685.75	608.40	661.75
Second Quarter	691.40	642.10	650.50
Third Quarter	743.00	648.75	743.00
Fourth Quarter	841.10	725.50	833.75
2008
First Quarter	1,011.25	846.75	933.50
Second Quarter	946.00	853.00	930.25
Third Quarter	986.00	740.75	905.00
Fourth Quarter (through December 19, 2008)	903.50	712.50	835.75

December 2008	Page 10

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

Daily Afternoon Fixing Prices of Gold January 1, 2003 to December 19, 2008

December 2008	Page 11

Commodity-Linked Capital Protected Notes due December 29, 2010
Based on the Price of Gold

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for commodity-linked capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement for commodity-linked capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for commodity-linked capital protected notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007

Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for commodity-linked capital protected notes or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

December 2008	Page 12